Exhibit 99.122

Canopy Growth Corporation and Niagara College Partner to Expand Opportunities in Canada’s Cannabis Industry

NIAGARA-ON-THE-LAKE, ON, April 17, 2018 /CNW/ - Canopy Growth Corporation (“Canopy Growth”) or (“the Company”) (TSX: WEED) and Niagara College (“the College”) today announced the signing of a Memorandum of Understanding (“MOU”) to create new experience-based learning opportunities for college students and graduates. This valuable partnership will also support the increased workforce demand at Canopy Growth facilities across Canada and generate joint research and community engagement opportunities for the Niagara region, an area the Company has proudly called home since June 2014.

Canopy Growth and Niagara College will work together to foster learning in this rapidly growing industry while also supporting graduates searching for job opportunities. Internship and co-op opportunities will be available for students in the College’s Commercial Cannabis Production, Horticultural Technician, Greenhouse Technician and Business programs, particularly at the Tweed Farms facility in Niagara-on-the-Lake, with additional placement opportunities available at Canopy Growth’s 12 other facilities across the country. Tweed Farms is a wholly-owned subsidiary of Canopy Growth and was the first greenhouse licensed in the sector under the MMPR/ACMPR.

This partnership opens the door to applied research projects in business operations, plant sciences and greenhouse technology that will further the mission of both organizations. Canopy Growth and the College will also seek joint opportunities to educate the Niagara community on the emerging cannabis industry through participation in community events and consultations.

“We’re proud to partner with such a progressive institution like Niagara College, who are leading the way in preparing their students for success in an rapidly expanding industry and build on the support the region has demonstrated since the time we acquired the site in 2014,” said Mark Zekulin, President, Canopy Growth. “As we continue our growth, it’s essential to find candidates and employees with industry-specific knowledge. We look forward to working with Niagara College to educate and invest in our future workforce as we build and define this exciting new industry.”

In September 2018, Niagara College will launch its Commercial Cannabis Production Graduate Certificate Program, Canada’s first post-secondary credential in the production of commercial cannabis. Classes will be held at the College’s Niagara-on-the-Lake Campus in a state-of-the art, fully secure facility. Students will be trained in the cultivation and practices of cannabis production and will also possess the knowledge and skills to navigate the complex regulatory framework that governs the industry in Canada.

“Niagara College prides itself on strong industry partnerships that allow us to offer our students exceptional hands-on learning opportunities. As an educational leader, we are always looking at emerging industries such as commercial cannabis production. We are expanding on our industry relationships to support new education and applied research opportunities across this rapidly growing industry.” said Dan Patterson, President, Niagara College. “Partnering with a world-leading organization like Canopy Growth will open up new career and development opportunities for our students and graduates and give them a head start in this very competitive market.”

This announcement is timely as expansion efforts are well underway at Tweed Farms to bring the site from 350,000 sq. ft. to approximately 1,000,000 sq. ft. by renovating an existing 458,000 sq. ft. greenhouse on the adjacent property and building a brand new 212,000 sq. ft. state-of-the-art greenhouse which has already been erected.

The rapid expansion of production space speaks to the promise of this industry and to Canopy Growth Corporation’s commitment to the Niagara region.

The recently signed MOU will be in effect for two years and is not legally binding on either partner.

Here’s to Future (Educational) Growth.

About Niagara College

Niagara College offers more than 130 diploma, bachelor degree and advanced level programs; as well as more than 600 credit, vocational and general interest Part-Time Studies courses. Areas of specialization include food and wine sciences, advanced technology, media, applied health and community safety, supported by unique learning enterprises in food, wine, beer, horticulture and esthetics. For more information visit niagaracollege.ca.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over one million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/17/c5097.html

%SEDAR: 00029461E

For further information: Media inquiries, please contact: Andrew Korchok, Communications/Media Advisor, Niagara College, Office: 905 641-2252 ext. 7430, Cell: 905 329-1642, akorchok@niagaracollege.ca; Caitlin O’Hara, Media Relations, Cell: 613-291-3239, caitlin.ohara@canopygrowth.com; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122

CO: Canopy Growth Corporation

CNW 09:30e 17-APR-18